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                          July 30, 2021

       Stephen S. Romaine
       Chief Executive Officer
       Tompkins Financial Corporation
       P.O. Box 460
       Ithaca, NY 14851

                                                        Re: Tompkins Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 27, 2021
                                                            File No. 333-258191

       Dear Mr. Romaine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Alyssa H. Fontaine,
Esq.